Exhibit 99.1

Intelligent Living Application Group Inc. Announces
First Half 2022 Unaudited Financial Results

Hong Kong, November 2, 2022 (PR Newswire) -- Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights

•	Revenues were $7,342,860, a 41.4% increase from $5,194,321 for the six months ended June 30, 2021.

•	Gross profit was $1,055,243, a 432.9% increase from $198,013 for the six months ended June 30, 2021.

•	Net loss was $233,731, a decrease of $1,152,484 from $1,386,215 for the six months ended June 30, 2021.

•	Loss per basic and fully diluted share was $0.02 as compared to loss per basic and fully diluted share of $0.11 for the six months ended June 30, 2021.

Mr. Bong Lau, Chairman and Chief Executive Officer of Intelligent Living, commented, “We are pleased to report improved operating and financial performance for the first half of 2022 as compared to the year-ago period due to our ability to offer a superior product mix attributable to our sustained competitive advantage. The addition of new machinery along with revamped production procedures helped us to operate more efficiently during the first half of 2022 along with the capability to introduce innovative products into the marketplace. We are striving to optimize our product mix to spur the sales of our higher margin products in order to continue to improve our margins.”

“Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. With our automated product lines and new craftsmanship in manufacturing locksets, we continue to provide our principal market of the US with a large variety of products with different functions, designs and colors. Although our sector has experienced lower-cost entrants, we believe that the high quality of our products and our exceptional brand recognition over our 40 year history well positions us for future growth,” Mr. Lau concluded.

Six Month Financial Results Ended June 30, 2022

	For the Six Months Ended June 30,
	2022	2021	Change	Change
	USD	USD	USD	%
	(Unaudited)	(Unaudited)
Selected Consolidated Statements of Operations Data:
Revenues	$7,342,860	$5,194,321	$2,148,539	41.4%
Cost of goods sold	(6,287,617)	(4,996,308)	(1,291,309)	25.8%
Gross profit	1,055,243	198,013	857,230	432.9%
Selling and marketing expenses	(61,809)	(74,977)	13,168	-17.6%
General and administrative expenses	(1,495,647)	(1,499,030)	3,383	-0.2%
Finance costs	(117,816)	(25,659)	(92,157)	359.2%
Loss from operations	(620,029)	(1,401,653)	781,624	-55.8%
Total other income, net	386,298	15,438	370,860	2,402.3%
Loss before provision for income taxes	(233,731)	(1,386,215)	1,152,484	-83.1%
Provision for income taxes	-	-	-
Net loss	$(233,731)	$(1,386,215)	$1,152,484	-83.1%

Loss per share – basic and diluted	$(0.02)	$(0.11)	$0.09	-83.1%

Revenues

Revenues from the sales of door locksets was $7,342,860 for the six months ended June 30, 2022, an increase of $2,148,539, or 41.4% from $5,194,321 for the comparable year-ago period. The increase was due to the increase in the quantity of products sold and the increased sales price for the six month period ending June 30, 2022 as compared to the same period of 2021. The total number of products sold was approximately 1.5 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2022 compared to approximately 1.2 million units (including approximately 0.1 million units of spare parts) for the same period of 2021.

Cost of Goods Sold

Cost of goods sold was $6,287,617 for the six months ended June 30, 2022 as compared to $4,996,308 for the same period of 2021. Cost of goods sold was 85.6% and 96.2% of revenues for the six months ended June 30, 2022 and 2021, respectively. The decrease in cost of goods sold as a percentage of revenue was mainly caused by (i) improved procurement procedures to reduce the costs for raw materials, (ii) improved coordination with our suppliers to recycle raw materials to save material costs, and (iii) the addition of new machinery along with revamped production procedures.

Cost of goods sold includes the cost of raw materials (mainly copper, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we currently lack the ability to hedge our raw materials position and we monitor raw material price trends closely to manage our production needs.

Gross Profit

Gross profit was $1,055,243 for the six months ended June 30, 2022, an increase of $857,230, or 432.9% from $198,013 for the period of 2021. Gross margin was 14.4% for the six months ended June 30, 2022, a marked increase from 3.8% for the same period in 2021 as a result of measures taken by the Company to lower the cost of goods sold during the current period. However, the improvement in gross profit during the first half of 2022 was partially offset by the continued negative effects of the COVID-19 pandemic and subsequent control measures in China, and the tariffs imposed on our products that are imported into the US.

We believe that we can further enhance our gross margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products. In order to enhance our gross margin, we raised product unit sales prices since the second half of 2021, and passed on certain increased tariff costs to our customers beginning in January 2022 rather than absorb these costs as we had in the past.

Selling and Marketing Expenses

Selling and marketing expenses were $61,809 for the six months ended June 30, 2022, a decrease of $13,168, or 17.6% as compared to $74,977 for the same period of 2021. The decrease during the six months ended June 30, 2022 as compared to the same period of 2021 was due mainly to a reduction in sales commissions. The major components of selling and marketing expenses are transportation, custom tariffs / declarations and sales commissions.

General and Administrative Expenses

General and administrative expenses were $1,495,647 for the six months ended June 30, 2022, a slight decrease of $3,383 or 0.2% as compared to $1,499,030 for the same period in 2021. This decrease was due mainly to a reduction in professional fees and entertainment expenses.

General and administrative expenses consist primarily of personnel costs for our accounting, administrative and other supporting personnel and executives as well as legal and professional fees, depreciation and amortization of non-production property and equipment.

Finance Costs

Finance costs were $117,816 for the six months ended June 30, 2022, an increase of $92,157 from $25,659 for the same period in 2021. The increase was mainly due to the securing of a new short-term loan during the six month period ended June 30, 2022. During the six months ended 2022 and 2021, interest expense related to bank borrowings was $16,190 and $22,580, respectively. During the six months ended 2022 and 2021, interest expense related to the short-term loan was $95,975 and $nil, respectively.

Net Loss

Net loss was $233,731 for the six months ended June 30, 2022, a decrease of $1,152,484 from $1,386,215 for the same period in 2021. The decrease in net loss in the current period was mainly due to the increase in revenue and the improvement in gross margin as compared to the same period of 2021.

Loss per Basic and Fully Diluted Share

Loss per basic and fully diluted share for the six months ended June 30, 2022 was $0.02 as compared to loss per basic and fully diluted share of $0.11 for the same period of 2021.

Liquidity and Capital Resources

Our cost structure is relatively fixed and our working capital requirements are generally impacted by our order backlog. We need substantial operating funds to pay for raw materials, maintain an appropriate level of work-in-process inventory, and to keep our production facility operating. To support our working capital needs, we maintained a credit facility with the Bank of China (Hong Kong) Limited for approximately $897,000 as of June 30, 2022 compared to approximately $769,000 for the same period of 2021, which is guaranteed by our executive directors and their personal properties. In June 2021, a shareholder and executive director forgave an advance of $717,948 to the Company, which was treated as a shareholder contribution. As of June 30, 2022 and December 31, 2021, short-term loans constituted a loan of $1,964,072 and $nil advanced from an unrelated party to the Company. The loan is unsecured, bearing 12% interest per annum and repayable by January 4, 2023. Interest of $95,975 was accrued (included in accruals) as of June 30, 2022. The loan was repaid in full in July 2022 without an early repayment penalty.

Our working capital was $1,711,580 as of June 30, 2022 as compared to $2,213,523 as of December 31, 2021. Our cash and cash equivalents were $108,389 as of June 30, 2021 as compared to $131,129 as of December 31, 2021. While our business has been negatively impacted by the increased tariffs on our products that are imported into the US and the continued negative effects of the COVID-19 pandemic and subsequent control measures in China, we believe we have sufficient funds from our recently completed initial public offering as well as Hong Kong government guaranteed low interest rate bank borrowings, if needed, to operate our business as a going concern over the next 12 months. However, we may need additional cash resources in the future for business development or general corporate purposes.

Cash Flows

The following summarized the key components of our cash flows for the six months ended June 30, 2022 and 2021:

Operating Activities

Net cash used in operating activities was $1,869,463 for the six months ended June 30, 2022 and was mainly attributable to (i) the net loss of $233,731, (ii) the increase in depreciation of $123,747, (iii) a decrease in inventories of $43,142, (iv) a decrease in other receivables of $13,396, (v) an increase in other payables and accruals of $98,626, and (vi) an increase in cash flow by other elements of $1,090.

These increases in cash flow were offset by (i) an increase in accounts receivable of $1,340,127, (ii) an increase in prepayments and deposits of $42,769, (iii) a decrease in accounts payable of $332,846, and (iv) a decrease in advance from customers of $199,991.

Investing Activities

Net cash used by investing activities was $63,917 for the six months ended June 30, 2022 compared to $998 for the six months ended June 30, 2021. The change was primarily attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was $1,911,484 for the six months ended June 30, 2022 and was primarily attributable to proceeds from short-term loan of $1,964,072 which was offset by (i) payments of the finance lease liability of $8,391, and (ii) payments of bank borrowings of $44,197.

Capital Expenditures

We had capital expenditures of $63,917 and $998 for the six months ended June 30, 2022 and 2021, respectively. Our capital expenditures were mainly used for purchases of production equipment. We intend to fund our future capital expenditures with lease financing and other alternative financings. We will continue to make capital expenditures as appropriate to support the growth of our business.

Recently Completed Initial Public Offering

On July 15, 2022, the Company closed its initial public offering of 5,060,000 ordinary shares at a price of $4.00 per share. The net proceeds from the offering were approximately $16.86 million, after deducting underwriting discounts and other offering expenses payable by the Company. The ordinary shares of the Company began trading on The Nasdaq Capital Market on July 13, 2022 under the ticker symbol “ILAG.”

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living has obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com/.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2022	December 31, 2021
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$108,389	$131,129
Accounts receivable	2,444,300	1,074,137
Inventories	4,800,276	5,058,044
Prepayments	349,499	306,725
Other receivables	579,168	557,103
Total current assets	8,281,632	7,127,138

NON-CURRENT ASSETS
Deposits	3,974	3,974
Property and equipment, net	1,238,956	1,365,036
Right-of-use assets, net	661,336	812,821
Total non-current assets	1,904,266	2,181,831

Total assets	$10,185,898	$9,308,969

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$759,350	$762,826
Short-term loan	2,049,555	-
Accounts payable	1,717,354	1,898,976
Advance from customers	22,642	222,633
Other payables and accruals	1,576,115	1,581,899
Finance lease liabilities - current	-	8,391
Operating lease liabilities - current	445,036	438,890
Total current liabilities	6,570,052	4,913,615

NON-CURRENT LIABILITIES
Bank borrowings	457,647	498,367
Operating lease liabilities	260,160	416,701
Total non-current liabilities	717,807	915,068

Total liabilities	7,287,859	5,828,683

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Preferred shares*, par value $0.0001 per share; 50,000,000 shares authorized; nil and nil issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	$-	$-
Ordinary shares*, par value $0.0001 per share; 450,000,000 shares authorized; 13,000,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021	1,300	1,300
Additional paid-in capital	5,089,671	5,089,671
Deficit	(2,219,719)	(1,985,988)
Accumulated other comprehensive gain	26,787	375,303
Total shareholders’ equity	2,898,039	3,480,286

Total liabilities and shareholders’ equity	$10,185,898	$9,308,969

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2022	2021
	USD	USD
	(Unaudited)	(Unaudited)
REVENUES	$7,342,860	$5,194,321
COST OF GOODS SOLD	(6,287,617)	(4,996,308)
GROSS PROFIT	1,055,243	198,013

SELLING AND MARKETING EXPENSES	(61,809)	(74,977)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,495,647)	(1,499,030)
FINANCE COSTS	(117,816)	(25,659)

LOSS FROM OPERATIONS	(620,029)	(1,401,653)

OTHER INCOME (EXPENSES)
Interest income	89	127
Foreign exchange gain (loss)	111,640	(26,593)
Other income	274,569	41,904
Total other income, net	386,298	15,438

LOSS BEFORE PROVISION FOR INCOME TAXES	(233,731)	(1,386,215)

PROVISION FOR INCOME TAXES	-	-

NET LOSS	$(233,731)	$(1,386,215)

COMPREHENSIVE LOSS
Net loss	$(233,731)	$(1,386,215)
Foreign currency translation adjustments	(348,516)	58,860

COMPREHENSIVE LOSS	$(582,247)	$(1,327,355)

Weighted average number of ordinary shares outstanding
Basic and diluted	13,000,000	13,000,000

LOSS PER SHARE - BASIC AND DILUTED	$(0.02)	$(0.11)

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Preferred shares		Common Stock				Accumulated
					Additional	Retained	Other
	Number of	Par	Number of	Par	Paid-in	Earnings	Comprehensive
	Shares	Value	Shares*	Value	Capital	(Deficit)	Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2021	-	$-	13,000,000	$1,300	$5,089,671	$1,985,988	$375,303	$3,480,286

Net loss	-	-	-	-	-	(233,731)	-	(233,731)
Foreign currency translation adjustment	-	-	-	-	-	-	-348,516	(348,516)

BALANCE, June 30, 2022 - unaudited	-	$-	13,000,000	$1,300	$5,089,671	$(2,219,719)	$26,787	$2,898,039

	Preferred shares		Common Stock				Accumulated
					Additional		Other
	Number of	Par	Number of	Par	Paid-in		Comprehensive
	Shares	Value	Shares*	Value	Capital	(Deficit)	Gain	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2020	-	$-	13,000,000	$1,300	$4,371,723	$(599,473)	$323,014	$4,096,564

Net loss	-	-	-	-	-	(1,386,215)	-	(1,386,215)
Shareholders contribution	-	-	-	-	461,538	-	-	461,538
Foreign currency translation adjustment	-	-	-	-	-	-	58,860	58,860

BALANCE, June 30, 2021 - unaudited	$	$	13,000,000	$1,300	$4,833,261	$(1,985,688)	$381,874	$3,230,747

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPFRATING ACTIVITIES:
Net loss	$(233,731)	$(1,386,215)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	123,747	129,964
Change in operating assets and liabilities
Accounts receivable	(1,340,127)	468,786
Inventories	43,142	(301,318)
Prepayments	(42,769)	(48,974)
Deposits	-	(1,325)
Other receivables	13,396	(39,590)
Accounts payable	(332,846)	255,165
Advance from customers	(199,991)	13,087
Other payables and accruals	98,626	(47,621)
Operating lease liabilities	1,090	60,939
Net cash (used in) operating activities	(1,869,463)	(897,102)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(63,917)	(998)
Net cash (used in) investing activities	(63,917)	(998)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of principal finance lease	(8,391)	(16,355)
Proceeds from shareholders contribution	-	461,538
Proceeds from short-term loan	1,964,072	-
Proceeds (repayments of) proceeds from net bank borrowings	(44,197)	273,488
Net cash provided by provided by financing activities	1,911,484	718,671

EFFECT OF EXCHANGE RATE ON CASH	(844)	544

NET DECREASE IN CASH	(22,740)	(178,885)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	131,129	302,440

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$108,389	$123,555

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$16,230	$23,091
Cash paid for income taxes	$-	$-

OTHER NON-CASH TRANSACTIONS
Operating right-of-use assets recognized for related operating lease liabilities	$-	$(125,354)